March 28, 2008

Melissa Feider Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Feider:

Re:	Wordlogic Corporation (the “Company”) Form 8-K filed March 18, 2008 File No. 000-32865

Form 8-K filed on March 18, 2008

1.	We note your disclosure that the reports of your former auditors, Cordovano and Honeck LLP, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principal except to indicate that there was a substantial doubt about the Company’s ability to continue as a going concern as of and for the period ended December 31, 2006. Revise your disclosure to include the past two fiscal years rather than only the past fiscal year pursuant to Item 304(a)(1)(ii) of Regulation S-K.

Answer: Please see the amendment to our Form 8-K filed on March 18, 2008 which we have filed concurrently with this response for revised disclosure.

2.	Additionally, revise your disclosure for disagreements with your former auditor for the period from the Company’s two most recent fiscal years and through the subsequent interim period rather than from May 27, 2003 (i.e. the Company’s inception) through the subsequent interim period pursuant to Item 304(a)(1)(iv) of Regulation S-K.

Answer: Please see the amendment to our Form 8-K filed on March 18, 2008 which we have filed concurrently with this response for revised disclosure.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS CORPORATE AND SECURITIES LAW

Per: /s/ Penny Green

Penny Green Barrister, Solicitor & Attorney Member, Washington State Bar Association Member, Law Society of BC